

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 22, 2014

Via E-mail
Kevin Ghim
President
Moms Online, Inc.
1828 Broadway, 2nd Floor, Suite C
Santa Monica, CA, 90404

Re: Moms Online, Inc.
Registration of Securities on Form 10
Filed September 25, 2014
File No. 000-55286

Dear Mr. Ghim:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We are unable to locate disclosure responsive to Item 8 of Form 10 (Legal Proceedings). Please ensure that your next amendment includes such information.

Emerging Growth Company Status, page 3

2.   You have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2). Please disclose that such election is irrevocable.

Business, page 3

3.   Please clarify how you separated from IceLounge Media. Provide us your analysis of whether the separation transaction required registration under the Securities Act. Provide similar information for the spin-off of Social Quotient from IceLounge.

4.   Please revise your business discussion to provide a more detailed description of your plan of operation for the next twelve months. For each step necessary to implement your business plan, please provide an estimated timeline for completion and an estimate of material costs.

5.   You state that revenue generation will come from several channels including advertising. Similarly, on page 6 you state that your revenues will come from online advertising, sponsorship and market research. Revise your disclosure here and throughout to state clearly that it is uncertain whether any such revenues will be generated.

6.   You state that moms tend to research items and interact on social media at a high percentage. Please expand your disclosure to state the basis underlying this belief including any research relied on in forming this belief.

7.   You state that you released the beta version of your website on October 1, 2011 and released the live version on February 1, 2012. Expand your discussion to more clearly describe the distinguishing characteristics of each version.

8.   A review of your website indicates that you characterize the website as "beta." Such information is presented at the top of your webpage immediately adjacent to your logo. The website characterization appears to conflict with the information provided in this section. Please advise.

9.   Your website launch in February 2012 is described in the filing as a "small word of mouth rollout." In light of the fact that your website was launched over two years ago, please tell us what consideration you gave to the inclusion of a risk factor describing any challenges you have experienced in generating user attention to your website since its launch.

Momscorner Technology, page 4

10.   You state that your former parent owns the proprietary code for your web platform. Tell us what consideration you gave to the inclusion of a risk factor discussing risks to your business relating to IceLounge's ability to terminate the licensing agreement without cause.

Competition, page 6

11.   Expand your discussion to more clearly describe the state of competition in your target
        market and provide a particularized discussion of how you intend to distinguish yourself
        from your competitors.

Employees, page 7

12.   You state that you rely on nine consultants working on a contract basis. Please expand
        your disclosure to describe the material terms of your agreements with these consultants.
        Tell us what consideration you have given to filing such contracts pursuant to Item
        601(b)(10) of Regulation S-K.

Regulations, page 7

13.   You state that you do not believe there are any significant regulations affecting your
        business, yet you also state that you have designed your site and security to meet
        regulations which focus on privacy issues and control of user information. Please expand
        your disclosure to more fully describe the nature of privacy regulations and their impact
        on your business.

Risk Factors

General

14.   Please add a risk factor that describes clearly and succinctly your current liquidity
        position and needs. Ensure that such discussion provides quantitative information
        pertaining to your capital needs within the next 12 months and your existing capital
        resources.

15.   Upon effectiveness of the registration statement you will be required to file periodic
        reports with the Commission. Please expand your risk factor disclosure, to include an
        appropriately captioned risk factor disclosing the estimated expenses associated with the
        preparation of these periodic reports. This disclosure should be stated in quantitative
        terms.

16.   Tell us what consideration you gave to disclosing the risks related to having your
        management also serving as officers for other entities. For example, prominently
        disclose the risks posed by potential conflicts of interest and allocation of time between
        the ventures.

"We currently do not have the capital to fund …" page 7

17.   You state that you do not anticipate reaching a level of profitability to support your operations until 2016. Please revise to reflect that it is not a certainty that you will be able to achieve profitability.

"A relatively small number of stockholders and managers have significant …," page 9

18.   Please expand your risk factor to disclose the voting power of such shareholders.

"The departure of certain key personnel could affect the financial condition …," page 9

19.   Expand your risk factor to identify the persons whose departure may affect your financial condition. Also revise your disclosure to explain the role you expect they will play in your efforts to commercialize your website, and any corresponding risks to investors as a result of your dependence on their fulfilling such roles.

Management's Discussion and Analysis or Plan of Operation

Plan of Operation , page 11

20.   You disclose in the liquidity section that you believe you will need an additional $500,000 to complete your website launch. Provide in this section a detailed description of the steps necessary to complete the website launch, the timeframe for completion of each step and a breakdown of the costs required to complete each step. Also, disclose the minimum dollar amount of funding you require to implement your business plan for at least the next 12 months and the extent to which you are currently using funds in your operations on a monthly basis. Finally, disclose any discussions you have had with funding sources, including any specific steps you have taken to date to seek additional equity or obtain credit facilities.

Properties, page 12

21.   Please identify your principal place of business and provide information that will inform investors as to the suitability and adequacy of the facilities. Refer to Item 102 of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Certain Beneficial Owners, page 13

22.   We note that the table in this section appears to list separately the shares of Moms Online Inc. held directly by Calvin and Ed Wong and indirectly by them through their control of IceLounge. For each person, revise the table to aggregate all of the shares each

beneficially owns. Refer to Rule 13d-3(c) of the Exchange Act. Make similar revisions to the section "Control by Existing Stockholders."

23. We note the statement in footnote one that Calvin Wong and Ed Wong both disclaim any direct ownership in the shares of Moms Online owned by IceLounge. Beneficial ownership disclosure in this table is based on voting and/or investment power. See Instruction 2 to Item 403 of Regulation S-K and Exchange Act Rule 13d-3. To the extent that you retain these disclaimers, please provide us with a legal analysis supporting your belief that beneficial ownership disclaimers are proper outside of filings on Schedules 13D and 13G, and disclose who has voting and/or investment power over the disclaimed shares.

Directors and Executive Officers

Certain Relationships and Related Transactions, and Director Independence, page 17

24. You state that IceLounge Media and Social Quotient, Inc. advanced funds to the company in 2014. Please file any agreements related to these advances as exhibits to the registration statement. Refer to Item 601 of Regulation S-K and Question 146.04 of our Regulation S-K Compliance and Disclosure Interpretations. Ensure that your risk factor and liquidity sections reflect the balances due under these loans, the nature of any repayment obligations, and the resulting impact on your company.

25. You state that you have one independent director and that all other directors are founders, officers and major shareholders of Moms Online. All of the directors, however, appear to be related parties. In this regard, we refer to Note 3 to your financial statements. Please advise.

Recent Sales of Unregistered Securities, page 18

26. Please revise this section to provide all of the information required by Item 701 of Regulation S-K for each of your unregistered sales.

Report of Independent Registered Public Accounting Firm, page F-9

27. We note that the Report of Independent Registered Public Accounting Firm does not specify the length of period covered from October 1, 2010 (date of inception) that corresponds precisely with the period described in the audited financial statements ("From inception of development stage on October 1, 2010 to December 31, 2013"). Please amend your filing to include the auditor's report as revised accordingly. Refer to Rule 2-02(a) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your amended document should include a copy marked to show changes from the initial filing. Please ensure that the marked copy provided to satisfy Rule 472(a) is submitted electronically and conforms with the requirements of Item 310 of Regulation S-T. Submissions of HTML versions of the marked document display changes made within paragraphs, and are particularly helpful to the review process.

You may contact Frank Knapp at (202) 551-3805, Staff Accountant, or Patrick Gilmore, Accounting Branch Chief at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Attorney-Adviser, at (202) 551-3853 or, in his absence, me at (202) 551-3456 with any other questions.

Sincerely,

/s/ Matthew Crispino

Matthew Crispino
Staff Attorney

cc: Via E-mail
        Victor Schwarz, Esq.